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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17 )*

LAFARGE NORTH AMERICA INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
505862-10-2
(CUSIP Number)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
SIGNATURE
EX-99.A: DIRECTORS AND EXECUTIVE OFFICERS OF LAFARGE S.A.
EX-99.B: DIRECTORS AND EXECUTIVE OFFICERS OF CEMENTIA HOLDING A.G.
EX-99.C: DIRECTORS AND EXECUTIVE OFFICERS OF EFALAR INC.
EX-99.D:LETTER TO BOARD OF LAFARGE NORTH AMERICA INC.
EX-99.E: PRESS RELEASE
EX-99.F: JOINT FILING AGREEMENT
EX-99.G: $2,800,000,000 CREDIT FACILITY
EX-99.H: EURO 1,850,000,000 CREDIT FACILITY

CUSIP No.	505862-10-2

1	NAMES OF REPORTING PERSONS: Lafarge S.A.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	France

	7	SOLE VOTING POWER:

NUMBER OF		31,690,566

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,690,566

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,690,566

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	505862-10-2

1	NAMES OF REPORTING PERSONS: Cementia Holding A.G.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	7	SOLE VOTING POWER:

NUMBER OF		8,403,015

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,403,015

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,403,015

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	505862-10-2

1	NAMES OF REPORTING PERSONS: Efalar Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer
     This Statement amends and supplements the Schedule 13D dated March 21, 1985, as previously amended and supplemented on April 24, 1986, September 26, 1986, December 8, 1986, October 16, 1987, July 8, 1988, August 11, 1988, August 1, 1990, January 17, 1991, April 10, 1991, July 1, 1991, July 13, 1991, January 10, 1992, October 20, 1993, April 7, 1997 and August 24, 2000, relating to the common stock, $1.00 par value per share (the “Common Shares”), of Lafarge North America Inc. (the “Company” or “LNA”), formerly known as Lafarge Corporation, filed by Lafarge S.A. and Cementia Holding A.G. Unless otherwise defined or provided herein, all terms are used as defined in the Schedule 13D which this Statement amends.
Item 2. Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
     The persons filing this Statement are Lafarge S.A. (“LSA”), a société anonyme organized under the laws of France, Cementia Holding A.G. (“Cementia”), a corporation organized under the laws of Switzerland and a wholly-owned subsidiary of LSA and a member of the Lafarge Group (as defined below) and Efalar Inc. (“Efalar”), a corporation organized under the laws of Delaware and a wholly-owned subsidiary of Lafarge S.A. and a member of the Lafarge Group. Lafarge S.A., Cementia and Efalar are hereunder collectively referred to as the “Reporting Persons.” Lafarge S.A. in February 1984, had previously filed a statement on Schedule 13G with respect to the Common Shares.
     The address of Lafarge S.A.’s principal business and principal office is 61, Rue des Belles Feuilles, B.P. 75782 Paris Cedex 16, France. The address of Cementia’s principal business and principal office is Nuschelerstrasse 45, CH-8001 Zurich, Switzerland. The address of Efalar’s principal business and principal office is 61, Rue des Belles Feuilles, B.P. 75782 Paris Cedex 16, France.
     LSA and its subsidiary and affiliated companies (“Lafarge Group”) are principally engaged in the manufacture and sale of cement, aggregates and concrete, roofing and gypsum and related products. The activities of the Lafarge Group are carried out in numerous countries in Western Europe, North America, Mediterranean Basin, Central & Eastern Europe, Latin America, Africa and Asia/Pacific. LSA is a public company whose shares primarily trade on Euronext (Paris). LSA’s shares are included in the CAC40 Index the SBF 250 100 Index and the Dow Jones Eurostoxx 50 Index. LSA’s shares have traded on the New York Stock Exchange in the form of American Depositary Shares, or ADSs under the symbol “LR” since July 23, 2001.
     Cementia holds investments in companies engaged in cement trading for the Lafarge Group as well as shipping. Cementia is a wholly-owned subsidiary of LSA.
     Efalar is a wholly-owned subsidiary of LSA and was created specifically to purchase and hold Common Shares of the Company.

     The name, residence or business address, citizenship and present principal occupation or employment of LSA’s, Cementia’s, and Efalar’s directors and executive officers, and the name, address and principal business of the corporation (if other than LSA, Cementia or Efalar) in which such employment is conducted, are listed on Exhibits A, B and C respectively.
     During the last five years, none of the Reporting Persons, nor any of the persons listed as directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.
     During the last five years, none of the Reporting Persons, nor any of the persons listed as directors or executive officers of the Reporting Persons, was a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety as follows:
     In order to finance the tender offer and related transactions, Parent has entered into a $2,800,000,000 credit agreement with JPMorgan and BNP Paribas. In addition, in connection with the tender offer LSA also expects to borrow funds under an existing €1,850,000,000 credit facility agreement with a syndicate of other banks.
     $2,800,000,000 Credit Facility. In connection with the transaction, Parent entered into a $2,800,000,000 Credit Facility, dated February 5, 2006 (the “$2,800,000,000 Credit Facility”), with BNP Paribas and JPMorgan plc. This facility will provide a revolving credit line in the amount of $2,800,000,000, which may be disbursed either in dollars or Euros. This facility has a maturity of 364 days (from the date of the facility). At its maturity, LSA may elect to obtain a loan for an additional six months in an amount up to $1,400,000,000. LSA may be required to prepay amounts owed under this facility from the proceeds of certain debt or equity financings.
     €1,850,000,000 Credit Facility. LSA is a party to a €1,850,000,000 Credit Facility, dated October 29, 2004 and amended July 28, 2005 (as amended, the “€1,850,000,000 Credit Facility”), with the Royal Bank of Scotland plc, Société Générale, HSBC CCF, Citibank International plc, London branch and Calyon. This facility provides a revolving credit in the amount of €1,850,000,000, which may be disbursed either in dollars or Euros. This facility has a maturity of five-years (from the date of amendment).
     Borrowing under each of the $2,800,000,000 Credit Facility and the €1,850,000,000 Credit Facility bears interest at a rate equal to (a) LIBOR, in the case of loans denominated in U.S. dollars, or EURIBOR, in the case of loans denominated in Euros, plus (b) a margin of 0.225% per annum (in the case of the $2,800,000,000 Credit Facility) and 0.20% (in the case of the €1,850,000,000 Credit Facility), subject in each case to adjustments for certain additional costs. Each facility also provides for a commitment fee for unutilized commitments in the amount of 0.06% per annum as well as other customary conditions.

     Borrowing under each of the $2,800,000,000 Credit Facility and the €1,850,000,000 Credit Facility is subject to the satisfaction of customary closing conditions. In addition, funding under the $2,800,000,000 Credit Facility is conditioned on the closing of the tender offer on or before May 31, 2006.
     The summaries set forth above do not purport to be complete and are qualified in their entirety by reference to the $2,800,000,000 Credit Facility and the €1,850,000,000 Credit Facility, each of which is attached hereto as Exhibits G and H, respectively, and is incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 is hereby amended and restated in its entirety as follows:
     On February 5, 2006, LSA submitted a letter to the Board of Directors of the Company setting forth LSA’s proposal to acquire via a tender offer all of the outstanding Common Shares not currently beneficially owned by the Reporting Persons in exchange for $75.00 in cash per share, subject to customary conditions. A copy of such letter is attached hereto as Exhibit D and the press release announcing the proposal are attached hereto as Exhibits E, each of which is incorporated herein by reference. The description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to such letter and press releases.
     If after the tender offer, LSA directly or indirectly owns at least 90.0% of the securities entitled to vote with respect to a merger, it plans, in compliance with the applicable provisions of the Maryland General Corporation Law and the Delaware General Corporation Law, to effect a “short-form” merger of the Company with Efalar, a wholly-owned subsidiary of LSA. If the proposed transaction is completed, the Company will become a wholly-owned subsidiary of LSA, and LSA plans to combine the Company with Blue Circle North America, a wholly-owed subsidiary of LSA.
     The Common Shares of the Company are currently listed on the NYSE and registered under the Exchange Act. Depending upon the aggregate market value and the per Common Share price of any Common Shares not purchased pursuant to the tender offer, the Common Shares may no longer meet the requirements for continued listing on the NYSE and may no longer require registration under the Exchange Act. LSA currently intends to seek the delisting of the Common Shares from the NYSE and to cause the Company to terminate the registration of the Common Shares under the Exchange Act as soon as practicable after consummation of the proposed transaction if the requirements for such delisting and termination of registration are met.
     The exchangeable preference shares of Lafarge Canada are listed on the Toronto Stock Exchange and are exchangeable, at any time at the option of the holder, into Common Shares of the Company. LSA intenders to make a concurrent offer for the exchangeable preference shares of Lafarge Canada and to seek the delisting of the exchangeable preference shares of Lafarge Canada from the Toronto Stock Exchange.

     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the right to develop such plans or proposals is reserved).
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
     As of February 5, 2006, the Lafarge Group beneficially owned, in the aggregate, 40,093,581 Common Shares (computed as provided in Rule 13D-3(d)(1) and including 488,520 Common Shares which it has a right to acquire upon exchange of the exchangeable preference shares of Lafarge Canada for Common Shares).
     As of February 5, 2006, LSA beneficially owned 31,690,566 Common Shares (computed as provided in Rule 13D-3(d)(1) and including 98,006 Common Shares which it has a right to acquire upon exchange of the exchangeable preference shares of Lafarge Canada for Common Shares).
     As of February 5, 2006, Cementia beneficially owns 8,403,015 Common Shares (computed as provided in Rule 13D-3(d)(1) and including 390,514 Common Shares which it has a right to acquire upon exchange of the exchangeable preference shares of Lafarge Canada for Common Shares).
     Efalar does not beneficially own any Common Shares.
     Included within LSA and the Lafarge Group’s aggregate beneficial ownership of Common Shares are 23,914,976 Common Shares (computed as provided in Rule 13D-3(d)(1)) held of record and legally owned by Lafarge (U.S.) Holdings, a Maryland trust, in which LSA owns 100.0% of the beneficial interest. For purposes of this Statement, the 23,914,976 Common Shares held of record and legally owned by Lafarge (U.S.) Holdings are reported as directly owned by LSA and the Lafarge Group. The Lafarge (U.S.) Holdings Agreement and Articles of Trust, dated August 1, 2000, is filed as an Exhibit to Amendment No. 16 to this Schedule 13D, and the First Amendment thereto, dated as of May 23, 2003, is attached as an Exhibit to LSA’s Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2003 (as so amended, the “LSA Trust Agreement”), each of which is incorporated by reference herein.
     Also included within LSA, Cementia and Lafarge Group’s beneficial ownership of Common Shares are 15,614,688 Common Shares (computed as provided in Rule 13D-3(d)(1)) held of record and legally owned by Paris-Zurich Holdings, a New York trust, in which Lafarge (U.S.) Holdings owns 49.9% and Cementia owns 51.1% of the beneficial interest. For purposes of this Statement, the 15,614,688 Common Shares held of record and legally owned by Paris-Zurich Holdings are reported as directly owned by the Lafarge Group, 7,632,958 of such Common Shares are reported as directly owned by LSA and 7,981,730 of such Common Shares are reported as directly owned by Cementia. The Paris-Zurich Holdings Agreement and Articles of Trust, dated August 1, 2000, is filed as an Exhibit to Amendment No. 16 to this Schedule 13D, and the First Amendment thereto, dated as of May 23, 2003, is attached as an Exhibit to

LSA’s Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2003 (as so amended, the “Paris-Zurich Trust Agreement.”), each of which is incorporated by reference herein.
     On a percentage basis, the Lafarge Group’s aggregate ownership of 40,093,581 Common Shares represents the beneficial ownership of 53.2% of the outstanding Common Shares. LSA’s beneficial ownership of 31,690,566 Common Shares represents the beneficial ownership of 42.0% of the outstanding Common Shares. Cementia’s beneficial ownership of 8,403,015 Common Shares represents the beneficial ownership of 11.2% of the outstanding Common Shares. Efalar’s does not beneficially own any Common Shares. All calculations of percentages of Common Shares herein are based on information as of December 31, 2005 as provided to LSA by the Company.
     Subject to the terms of the LSA Trust Agreement, the Paris-Zurich Trust Agreement, the Settlor Agreement (filed as an Exhibit to Amendment No. 9 and incorporated herein by reference) and the Control Option Agreement, dated as of November 1, 2003 (filed as an Exhibit to Form 10-K filed by the Company for the year ended December 31, 2003 and incorporated herein by reference), LSA, directly and indirectly through the Lafarge Group, has the sole power to vote or to direct the vote of, and the power to dispose, or direct the disposition of, all the Common Shares beneficially owned by the Lafarge Group.
     Subject to the terms of the Paris-Zurich Trust Agreement, Cementia has the sole power to vote or to direct the vote of, and the power to dispose, or direct the disposition of, all the Common Shares that it beneficially owns.
     Efalar does not have the power to vote or to direct the vote of, or the power to dispose, or direct the disposition of, any Common Shares of the Company.
     Except as described herein, there have been no transactions by the Lafarge Group in the Common Shares of the Company effected during the past sixty days.
     As described in the LSA Trust Agreement and the Paris-Zurich Trust Agreement, under certain circumstances the trustees of Lafarge (U.S.) Holdings and Paris-Zurich Holdings have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares held of record and legally owned by Lafarge (U.S.) Holdings and Paris-Zurich Holdings.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended to include the following:
     The responses to Items 4 and 5 of this Statement are incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Item 7 is amended to include the following:

Exhibit A:	Directors and Executive Officers of Lafarge S.A.

Exhibit B:	Directors and Executive Officers of Cementia Holding A.G.

Exhibit C:	Directors and Executive Officers of Efalar Inc.

Exhibit D:	Letter, dated February 5, 2006, from Bruno Lafont to the Board of Directors of Lafarge North America Inc.

Exhibit E:	Press Release Issued by Lafarge S.A. on February 6, 2006

Exhibit F:	Joint Filing Agreement, dated as of February 5, 2006, among Lafarge S.A., Cementia and Efalar Inc.

Exhibit G:	$2,800,000,000 Credit Facility, dated February 5, 2006, with BNP Paribas and JPMorgan plc.

Exhibit H:	€1,850,000,000 Credit Facility, dated October 29, 2004 and amended July 28, 2005, with the Royal Bank of Scotland plc, Société Générale, HSBC CCF, Citibank International plc, London branch and Calyon

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE S.A.

By:	/s/ Jean-Jacques Gauthier

	Name:	Jean-Jacques Gauthier
	Title:	Executive Vice-President, Finance
	Date:	February 5, 2005
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEMENTIA HOLDING A.G.

By:	/s/ Michel Rose

	Name:	Michel Rose
	Title:	Managing Director
	Date:	February 5, 2005
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EFALAR INC.

By:	/s/ Michel Bisiaux

	Name:	Michel Bisiaux
	Title:	Secretary
	Date:	February 5, 2005